For Immediate Release

Nordion Provides Update on MAPLE Arbitration Costs

OTTAWA, CANADA – December 4, 2012 – Nordion Inc. (TSX: NDN) (NYSE: NDZ) today provided an update regarding the submissions of arbitration-related costs by Atomic Energy of Canada Limited (AECL) associated with Nordion’s arbitration with AECL over the cancelled MAPLE project.

Nordion has received and is currently assessing the legal merits and financial implications of AECL’s costs submissions.  AECL submitted total arbitration-related costs of approximately $46 million.  The Company expects to file a response to AECL’s submission with the tribunal in early 2013. The tribunal is expected to schedule proceedings to hear both parties’ arguments during the Company’s second fiscal quarter of 2013.  Nordion expects a decision to be rendered regarding the allocation of arbitration-related costs thereafter. As the MAPLE arbitration decision of the tribunal favored AECL, Nordion may be responsible for a portion of AECL's costs which could be material.

Forward Looking Statements
Certain statements contained in this news release constitute "forward-looking statements". These statements are based on current beliefs and assumptions of management, however are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from the forward-looking statements in this news release. For additional information with respect to certain of these beliefs, assumptions, risks and uncertainties, please refer to Nordion’s Annual Information Form for fiscal 2011 available on SEDAR at www.sedar.com and on EDGAR on www.sec.gov.

About Nordion Inc.
Nordion Inc. (TSX: NDN) (NYSE: NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes, targeted therapies and sterilization technologies that benefit the lives of millions of people in more than 60 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has approximately 500 highly skilled employees in three locations. Find out more at www.nordion.com and follow us at http://twitter.com/NordionInc

CONTACTS:
MEDIA:
Tamra Benjamin
(613) 592-3400 x. 1022
tamra.benjamin@nordion.com

INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

SOURCE: Nordion